FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding first quarter of 2009 preliminary results.

Madrid, May 8th 2009

Number of pages: 11

In the first quarter of 2009, the company made a record number of oil and gas discoveries

REPSOL POSTS OPERATING PROFIT OF

963 MILLION EUROS IN A QUARTER DOMINATED

BY THE SHARP FALL IN OIL PRICES

•	Operating profit was 963 million euros excluding inventory gains, a fall of 28% when compared with the first quarter of 2008. Brent crude fell 54% and WTI crude declined 56%.

•	Net income was 516 million euros due to the fall in oil prices.

•

This year Repsol has participated in 10 oil discoveries in Brazil, Gulf of Mexico and the north of Africa, all key growth areas for the company. The finds follow success in 2008, when Repsol participated in three of the world’s five largest discoveries.

•	Repsol presents a solid financial position, with liquidity of 7 billion euros ensuring investment targets are met.

•	Downstream profit continues to be strong, rising 52% when inventory valuation differences are excluded.

Repsol YPF posted operating income, excluding inventory gains, of 963 million euros in the first quarter of 2009, 27.7% less than the previous year. Net profit at current cost of supply was 516 million euros, a decline of 57.4% when compared to the first quarter of 2008.

These earnings are the result of a sharp fall in the price of oil and a dramatic contraction of economic activity as well as one-time gains which were booked from the sale of aprt of YPF in the first quarter of 2008.

In the first quarter of 2009, the decline in international oil process hurt the entire oil industry. The average Brent Crude price was $44.50/bbl, a 54% drop from the $96.70/bbl of the year-earlier period. West Texas Intermediate (WTI) crude averaged $43.30/bbl, a 55.7% decline from the $97.80/bbl seen last year.

Average gas realization prices were $2.5/mcm compared with $4.3/mcm in the previous quarter, a 41.9% decline.

The company’s net debt at the end of the first quarter was 5.376 billion euros, an increase of 2.042 billion euros from the end of 2008, when debt stood at 3.334 billion euros. The increase is due mainly to the purchase of Union Fenosa SA by Gas Natural SDG SA.

Despite the adverse economic conditions worldwide, the company is in a strong financial position with liquidity of 6.8 billion euros and a cashflow which allows Repsol to forge ahead with its investment plans and pay dividends

In accordance with the existing economic scenario, the company has put in place an extraordinary savings plan that has already reached 1.5 billion euros, representing a budget reduction of more than 10% of what was initially forecast for this year. This plan is aimed at revising current expenses, purchases and contracting.

UPSTREAM: RECORD NUMBER OF DISCOVERIES

Upstream (Exploration and Production) operating profit was 185 million euros a 67.9% decline when compared to the first quarter of 2008 as a result of a 54% and 24% decline in oil and gas realisation prices respectively.

During the period, Repsol has made a record number of discoveries, registering 10 finds in Brazil, Gulf of Mexico and North of Africa, all key growth areas for the company. The exploratory success of 2009 adds to the significant achievements of 2008, when Repsol participated in three of the world’s five largest hydrocarbons discoveries.

First quarter hydrocarbons production was 317.000 barrels of oil equivalent per day, 3.1% higher once the contractual and regulatory changes in Bolivia and Libya are excluded and despite the fall in OPEC production quotas.

Investment in the upstream business totalled 314 million euros in the first quarter. Development costs represented 38% of total investment, spent mainly in the US (46%), Trinidad and Tobago (20%) and Libya (9%)

Profit from operations at the liquefied natural gas (LNG) unit was 11 million euros, a 66% decline from the previous year. The result is mainly the consequence of lower wholesale electricity and gas prices in Spain and fewer sales opportunities in Asia.

Investment in the LNG business totalled 30 million euros, spent mainly on the completion of the Canaport LNG terminal in Canada.

STRONG DOWNSTREAM EARNINGS

Profit from operations at the downstream unit (Refining, Marketing, LPG and Chemicals) adjusted for current cost of supply was 316 million euros, 51.9% higher that the year-earlier period. Operating profit was 293 million euros, a fall of 39.2%. The difference between the value of inventories in the first quarter of 2008 and the first quarter of 2009 is 297 million euros.

Investment in the downstream unit totalled 325 million euros in the first quarter, destined mainly for the expansion of the refinery in Cartagena and the fuel oil unit in Bilbao.

YPF PROFIT WAS 323 MILLION EUROS

Operating income at YPF was 323 million euros, 11.5% less that the previous year. An increase in domestic market prices partially offset lower income from exports (due to the lower international prices) and sales of products sold in Argentina referenced to those international crude prices.

In the first quarter, YPF investments totalled 236 million euros 83% of which were spent on exploration and production projects.

GAS NATURAL SDG ROSE 7.6%

Gas Natural SDG in the first quarter posted operating income of 169 million euros against 157 million euros in the previous year, a rise of 7.6%.

In the first quarter, investment in Gas Natural totalled 1.963 billion euros, spent mainly on the acquisition of Union Fenosa and electricity generation and distribution.

REPSOL YPF 2008 RESULTS

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January - March		Change %
	2008	2009
Adjusted net income	1,212	516	(57.4)
CCS adjusted net income	1,606	940	(41.5)
Adjusted operating income	1,332	963	(27.7)
CCS adjusted operating income	1,371	746	(45.6)

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January - December		Change %
	2007	2008
EBITDA	2,422	1,443	(40.4)
Adjusted operating income	1,606	940	(41.4)
Financial expenses	52	(37)	—
Income before income tax and income of associates	1,658	903	(45.5)
Income tax	(412)	(356)
Share in income from companies carried by the equity method	26	27	3.8
Income for the period	1,272	574	(54.8)
Income attributable to minority interests	60	58	(3.3)
NET INCOME	1,212	516	(57.4)

BREAKDOWN OF REPSOL YPF

OPERATING PROFIT, BY BUSINESSES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January - March		Change %
	2008	2009
Upstream	576	185	(67.8)
LNG	32	11	(65.6)
Downstream	482	293	(39.2)
YPF	365	323	(11.5)
Gas Natural SDG	157	169	7.6
Corporate & others	(6)	(41)

TOTAL	1,606	940	(41.4)

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January - March		Change %
	2008	2009
Oil and gas production (Thousand boepd)	333	317	(4.8)
Crude processed (Thousand tons)	10,1	9,2	(9.6)
Sales of oil products (Thousand tons)	11,072	9,492	(14.3)
Sales of petrochemical products (Thousand tons)	793	458	(42.3)
LPG sales (Thousand tons)	917	871	(5.0)

YPF OPERATING HIGHLIGHTS

	January - March		Change %
	2008	2009
Oil and gas production (Thousand boepd)	632	601	(5.0)
Crude processed (Thousand tons)	4,2	4,0	(3.9)
Sales of oil products (Thousand tons)	3,705	3,539	(4.5)
Sales of petrochemical products (Thousand tons)	406	270	(33.7)
LPG sales (Thousand tons)	114	113	(0.3)

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2008	MARCH 2009
NON-CURRENT ASSETS
Goodwill	2,851	3,014
Other intangible assets	1,228	1,395
Property, Plant and Equipment	25,737	27,546
Investment property	31	31
Equity-accounted financial investments.	525	3,102
Non-current financial assets
Non-current financial instruments	1,585	1,732
Others	881	132
Deferred tax assets.	1,463	1,488
Other non-current assets	276	314
CURRENT ASSETS
Non-current assets classified as held for sale (*)	1,251	1,309
Inventories	3,584	3,692
Trade and other receivables	6,632	6,163
Other current financial assets	494	708
Cash and cash equivalents	2,891	3,354

TOTAL ASSETS	49,429	53,980

TOTAL EQUITY
Attributable to equity holders of the parent	20,100	21,078
Attributable to minority interests	1,170	1,248
NON-CURRENT LIABILITIES
Subsidies	108	109
Non-current provisions.	2,710	2,800
Non-current financial debt.	10,315	11,461
Deferred tax liabilities	2,554	2,729
Other non-current liabilities
Current debt for finance leases	721	1,601
Others	730	969
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	601	629
Current provisions	437	399
Current financial liabilities	1,788	3,478
Trade debtors and other payables:
Current debt for finance leases	31	133
Other trade debtors and payables	8,164	7,346

TOTAL LIABILITIES	49,429	53,980

Liabilities associated with non-current assets held for sale (*)

HIGHLIGHTS OF 2009

New management structure

Repsol’s board of directors yesterday approved a on February 26th changes to the company’s management structure aimed at simplifying and concentrating the management team. The new structure reduces by three the number of business units and is a rationalisation and simplification of Repsol’s management structure, reinforcing multidisciplinary business profiles with a global vision and ability to adapt to change.

New board member

Repsol’s board agreed on March 25th to propose to shareholders at the May 14th annual general meeting the appointment of Maria Isabel Gabarro Miquel as an independent member of the board, replacing Antonio Hernandez-Gil whose departure will become effective from the day of the Annual General Meeting.

Repsol wins “Gold Class” company award

The Sustainability Yearbook 2009 published by PricewaterhouseCoopers and Sustainable Asset Management (SAM) awarded Repsol the “Gold Class” company distinction, one of only five companies to win the award out of 109 surveyed from the oil and gas industry. Repsol was especially commended for its strategy to combat climate change and its relationship with indigenous communities.

Reinforcement of Repsol presence in Trinidad and Tobago

Repsol Chairman Antonio Brufau pledged on February 17th to increase the company’s investments in Trinidad and Tobago and to take part in new bidding rounds for exploration acreage. Repsol is present in the country through its Atlantic LNG terminal, from which 20% of Spain’s gas is sourced.

Preliminary agreement with Ecuador

On March 13th Repsol reached an agreement with the government of Ecuador that will allow the establishment of a stable contractual framework within a year.

As part of the agreement, the license to operate Block 16 has been extended by six years from 2012 to 2018, and a provisional one-year term has been established during which the Ecuadorian government will reduce taxes on extraordinary benefits from 99% to 70%. Over the next year, a long-term service contract will be negotiated to definitively regulate Repsol’s activities in Ecuador.

Start of production at the Shenzi field

At the end of March, Repsol began producing oil and gas from the Shenzi development in the deepwater area of the Gulf of Mexico, in one of the world’s most attractive offshore oil–producing areas, where Repsol holds 72 exploration licenses.

The producing platform, has a nominal capacity of 100,000 barrels of oil per day and 50 million cubic feet per day of gas. It’s fed by seven wells connected to the platform, is expected to be expanded to a total of 15 producing wells. The project to develop the first phase was completed ahead of time and within budget.

Unprecedented exploratory success

Four new gas finds in Algeria

On January 26, Repsol has made three new gas finds in Algeria’s Sahara desert: One in the Reggane basin, where the company has already had a number of successes, another in the Ahnet Basin, and a third in the Berkine Basin. Initial production tests showed output of 1 million cubic metres/day, indicating the new finds have high gas potential. On April 1st, Repsol made a new find in the Ahnet basin, to the east of the prolific Reggane basin, confirming the potential of the area and offering new development possibilities. Repsol operates the consortium which drilled the TGFO-1 well with a 33.75% stake

Significant oil find in the Gulf of Mexico

Repsol has made a significant new oil find in the deepwater area of the Gulf of Mexico, in US waters. The discovery was made in the Buckskin well in Keathley Canyon, 300 kilometres offshore Houston. Repsol is the operator of the well which shows indications of the existence of significant light and sweet oil resources. It is adjacent to and of a similar geological structure to the Chevron-operated Jack field.

Gas find in Moroccan waters

Repsol discovered gas in the Tanger-Larache area, 40 kilometres from the coast of Morocco. The find, Repsol’s seventh in 2009, follows the discoveries in Algeria, Brazil and the Unites states.

Two columns of gas totalling 90 metres were uncovered in the Anchois-1 well drilled to a depth of 2,359 metres. Repsol operates the consortium with a 36% stake. Gas Natural owns 24%, Dana has a 15% stake and ONHYM owns the remaining 25%.

The Santos Basin, an area of enormous potential

Repsol and Petrobras confirmed on April 13th the commercial viability of a discovery made in January in the Piracuca well, in the BM-S-7 block of Brazil’s Santos Basin. Preliminary estimates indicate there could be 550 mboe of oil in place of light oil and natural gas. The great potential of the area has made it one of Repsol’s main growth vectors.

On April 15th, Repsol announced a new discovery in the Santos’s Basin. The well known as Iguazú, is located in block BM-S-9, 340 kilometres off the Sao Paulo coast and at 2,140 meters deep, in the same evaluation area as the Carioca and Guara fields. The discovering consortium, formed by Petrobras with 45% (operator), BG Group with 30% and Repsol with 25%, will continue to evaluate the area and anticipate a new well shortly. The preliminary tests in the Iguazu well indicate high quality light oil at a depth of 4.900 meters.

On January 15th Repsol had notified Brazilian regulators of indications of hydrocarbons in the Panoramix well (S-M-674), in the

BM-S-48 area 180 kilometres from the coast of Sao Paulo, at a depth of 170 metros in the Santos Basin.

First find offshore Libya

Repsol has made its first offshore hydrocarbons discovery off the coast of Libya, a country where Repsol has a key presence as the largest foreign oil company. The well, drilled to a depth of 4,820 metres in 50 metres of water, is the first drilled in block NC202, about 15 kilometres offshore Libya. The block is located in the Sirte Basin, and was awarded to Repsol and its partners in November 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 8th, 2009	By:	/s/ María Victoria Zingoni
	Name:	María Victoria Zingoni
	Title:	Director of Investors Relations